Exhibit 4.1

Incorporated in the Cayman Islands Incorporated in the Cayman Islands TIAN RUIXIANG Holdings Ltd This is to certify that of: is/are the registered sharehilder of: No. of Shares Type of Share Par Value Class A Ordinary US$0.001 Date of Record Certificate Number % Paid 100% The above shares are subject to the Memorandum and Articles of Association of the Company and transferrable in accordance therewith Director Director/secretary